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THE HARTFORD

May 8, 2012

VIA EDGAR

Ms. Deborah D. Skeens

Senior Counsel – Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8269

Attn: Division of Investment Management

Re:                               Hartford Life Insurance Company Separate Account Seven

FILING	33 ACT NUMBER	ACCESSION	40 ACT NUMBER
Hartford’s Personal Retirement Manager Select IV	333-181234	Accession No. 0001104659-1-034406	811-04972
Hartford’s Personal Retirement Manager Solution	333-181232	Accession No. 0001104659-1-034404	811-04972

Dear Ms. Skeens:

Pursuant to Investment Company Act Release No. 13768 (February 15, 1984), we respectfully request selective review of the above-referenced initial filings.

The referenced registration statements filed with the Securities and Exchange Commission on May 8, 2012 are substantially identical to the Initial filing to Registration Statement Numbers 333-179108, initially filed on January 20, 2012, Accession No. 0001104659-12-003047 and withdrawn at your request in April 2012.  The registration statements filed today incorporate all of the staff comments and our responses thereto; therefore, we are requesting expedited review.  All financial statements, exhibits, and other required disclosure not included in these Registration Statements will be filed by post-effective amendment.

The difference between the prior, approved HPRM Select IV and the version filed today is that we have removed the conversion option for all riders.  The ability for contract owners to post-issue elect the Daily Lock Income Benefit rider remains intact.

The HPRM Solution product is substantially similar to HPRM Select IV with the one exception that the liquidity feature is not available in the HPRM Solution registration statement.

Pursuant to Rule 461 under the Securities Act of 1933, each of the undersigned Registrants hereby request that the above referenced Registration Statements electronically filed via Edgar on Form N-4 be accelerated and declared effective on July 16, 2012, or as soon thereafter as is reasonably practicable.

We appreciate your attention to these filings. If you have any comments or questions, please call me at (860) 843-2120.

HARTFORD LIFE INSURANCE COMPANY

HARTFORD LIFE INSURANCE COMPANY

SEPARATE ACCOUNT SEVEN

By:	David N. Levenson*	*By:	/s/ Elizabeth L. Gioia
	David N. Levenson		Attorney-in-fact
President, Chief Executive Officer
and Chairman of the Board

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

By:	/s/ Sharon A. Ritchey
Sharon A. Ritchey, Senior Vice President

* Pursuant to Power of Attorney dated May 8, 2012